

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

September 18, 2006

Mr. Robert Tonachio
Robert James & Associates, Inc.
615 River Road
Kinston, Tennessee 37763

Re: Robert James & Associates, Inc.
        Offering Statement on Form 1-A
        Filed September 8, 2006
        File No. 24-10142

Dear Mr. Tonachio:

        This is to advise you that a preliminary review of the above offering statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the offering statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

        Without limiting the generality of the foregoing, we note the following issue.

1.   It appears that your document fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Namely, you have not provided financial statements meeting the requirements of Part F/S of Form 1-A. For this reason, we will not perform a detailed examination of the offering statement, and we will not issue any comments until this material deficiency as set forth is addressed.

You are advised that we will not recommend acceleration of the qualification date of the offering statement and that, should the offering statement become qualified in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call Jay Williamson at (202) 551-3393 with any legal questions or Blaise Rhodes at (202) 551-3774 with any accounting questions. We look forward to working with you to address these concerns.

Sincerely,

John D. Reynolds
Assistant Director

cc: Lee W. Cassidy
        (202) 745-1920